UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 15, 2021

THERAPEUTICS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39311	85-0800493
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Berkeley Street, 18th Floor Boston, MA	02116
(Address of principal executive offices)	(Zip Code)

(617) 778.2500

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001	RACA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01          Entry Into A Material Definitive Agreement.

Business Combination Agreement

On March 15, 2021, Therapeutics Acquisition Corp., a Delaware corporation d/b/a Research Alliance Corp. I (“RACA”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among RACA, Bodhi Merger Sub, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of RACA, and POINT Biopharma Inc., a Delaware corporation (“POINT”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of RACA and POINT.

The Business Combination

The Business Combination Agreement provides for, among other things, that Merger Sub will merge with and into POINT, with POINT as the surviving company in the merger and, after giving effect to such merger, POINT shall be a wholly-owned subsidiary of RACA (the “Merger”). In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective time, (i) each share and vested equity award of POINT outstanding as of immediately prior to the effective time will be exchanged for shares of RACA common stock or comparable vested equity awards that are settled or are exercisable for shares of RACA common stock, as applicable, based on an implied POINT vested equity value of $585,000,000; (ii) all unvested equity awards of POINT will be exchanged for comparable unvested equity awards that are settled or exercisable for shares of RACA common stock, as applicable, determined based on the same implied POINT vested equity value described in clause (i); and (iii) each share of RACA Class A common stock and each share of RACA Class B common stock that is issued and outstanding immediately prior to the Effective Time shall become one share of the common stock of RACA following the consummation of the Business Combination, par value $0.0001 per share. In addition, RACA will be renamed POINT Biopharma Global Inc. (“New POINT”). The Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”. Other capitalized terms used, but not defined herein, shall have the meanings given to such terms in the Business Combination Agreement.

The Business Combination is expected to close in mid-year 2021, following the receipt of the required approval by RACA’s stockholders and the fulfillment of other customary closing conditions.

Representations and Warranties; Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of POINT and its subsidiaries during the period between execution of the Business Combination Agreement and the Closing. Each of the parties to the Business Combination Agreement has agreed to use its reasonable best efforts to cause all actions and things necessary to consummate and expeditiously implement the Business Combination.

Conditions to Each Party’s Obligations

Under the Business Combination Agreement, the obligations of the parties to consummate the Merger are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (i) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder relating to the Business Combination having been expired or been terminated; (ii) no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Business Combination being in effect; (iii) the registration statement/proxy statement to be filed by RACA relating to the Business Combination Agreement and the Merger becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order being issued by Securities and Exchange Commission (the “SEC”) and remaining in effect with respect to the registration statement/proxy statement to be filed by RACA relating to the Business Combination Agreement and the Merger, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending; (iv) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of RACA’s stockholders (the “Required RACA Stockholder Vote”); (v) the absence of a Company Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing; (vi) RACA has not redeemed Class A common stock in an amount that would cause RACA to have net tangible assets in its trust account of less than $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) immediately after the Effective Time of the Business Combination; and (vii) the New POINT Board consisting of the number of directors, and comprising the individuals, determined pursuant to the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, without limitation (i) by the mutual written consent of RACA and POINT; (ii) by RACA, subject to certain exceptions, if any of the representations or warranties made by POINT are not true and correct or if POINT fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of RACA, could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (A) thirty (30) days after written notice thereof, and (B) September 15, 2021 (the “Termination Date”); (iii) by POINT, subject to certain exceptions, if any of the representations or warranties made by the RACA Parties are not true and correct or if any RACA Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to the obligations of POINT, as could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (A) thirty (30) days after written notice thereof, and (B) the Termination Date; (iv) by either RACA or POINT, if the transactions contemplated by the Business Combination Agreement are not consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement; (v) by either RACA or POINT, if (A) any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and nonappealable; or (B) if the Required RACA Stockholder Vote is not obtained; and (vi) by RACA, if POINT does not deliver, or cause to be delivered to RACA, the POINT stockholder written consent or the POINT Stockholder Transaction Support Agreements when required under the Business Combination Agreement.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of a Willful Breach of any covenant or agreement under the Business Combination Agreement or Fraud.

A copy of the Business Combination Agreement will be filed as an Amendment on Form 8-K/A to this Current Report within four (4) business days of the date hereof as Exhibit 2.1 (the terms of which are incorporated herein by reference) and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. RACA does not believe that these schedules contain information that is material to an investment decision.

Other Agreements

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, Therapeutics Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”), certain affiliates of the Sponsor and POINT entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which such affiliates of the Sponsor have agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination), (ii) waive any adjustment to the conversion ratio set forth in the governing documents of RACA or any other anti-dilution or similar protection with respect to the shares of Class B common stock (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination and (iv) be bound by certain transfer restrictions with respect to his, her or its shares in RACA prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

A copy of the Sponsor Letter Agreement will be filed by Amendment on Form 8-K/A to this Current Report within four (4) business days of the date hereof as Exhibit 10.1 (the terms of which are incorporated herein by reference) and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

PIPE Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, RACA has entered into the Subscription Agreements (the “Subscription Agreements”) with each of the PIPE Investors (as defined in the Business Combination Agreement), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and RACA has agreed to issue and sell to the PIPE Investors, an aggregate of 16,500,000 shares of RACA Class A common stock at a price of $10.00 per share, for aggregate gross proceeds of $165,000,000 (the “PIPE Financing”). Affiliates of RA Capital Management, L.P., will fund $40,000,000 in the PIPE Financing. The shares of RACA Class A common stock to be issued pursuant to the Subscription Agreements will not be registered under the Securities Act when issued. Such shares of RACA Class A common stock to be issued pursuant to the Subscription Agreements will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. RACA has granted the PIPE Investors certain registration rights in connection with the PIPE Financing. The consummation of the PIPE Financing is contingent upon, among other things, the closing of the Business Combination.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreements, a form of which is attached as Exhibit A (the terms of which are incorporated herein by reference) to the Business Combination Agreement.

POINT Stockholder Transaction Support Agreements

Promptly after signing of the Business Combination Agreement, each “Company Stockholder” listed on Schedule I attached to the Business Agreement (collectively, the “Supporting POINT Stockholders”) shall duly execute and deliver to RACA a transaction support agreement (collectively, the “POINT Stockholder Transaction Support Agreements”), pursuant to which, among other things, each such Supporting POINT Stockholder would agree to, (a) support and vote in favor of the Business Combination Agreement, the Ancillary Documents to which POINT is or will be a party and the transactions contemplated hereby and thereby (including the Merger), and (b) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing (as defined in the Business Combination Agreement).

The foregoing description of the POINT Stockholder Transaction Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the POINT Stockholder Transaction Support Agreements, a form of which is attached as Exhibit C (the terms of which are incorporated herein by reference) to the Business Combination Agreement.

Amended and Restated Registration and Stockholder Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, RACA, the Sponsor, certain former directors of RACA, and certain POINT stockholders will enter into an Amended and Restated Registration and Stockholder Rights Agreement (the “Registration Rights Agreement”), pursuant to which New POINT will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New POINT Common Stock and other equity securities of New POINT that are held by the parties thereto from time to time. The parties will also agree not to effect any sale or distribution of New POINT equity securities during the 180-day lock-up period described therein.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a form of which is attached as Exhibit B (the terms of which are incorporated herein by reference) to the Business Combination Agreement.

Item 3.02          Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of RACA Class A common stock to be offered and sold in connection with the PIPE Financing will not be registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01          Regulation FD Disclosure.

On March 15, 2021, RACA and POINT issued a press release announcing their entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that RACA and POINT have prepared for use in connection with the announcement of the Business Combination.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Business Combination, RACA intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. RACA will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that RACA will send to its stockholders in connection with the Business Combination. Investors and security holders of RACA are advised to read, when available, the proxy statement/prospectus in connection with RACA’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of RACA as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 200 Berkeley Street, 18th Floor Boston, MA 02116.

Participants in the Solicitation

RACA, POINT and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of RACA’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of RACA’s directors and officers in RACA’s filings with the SEC, including the Registration Statement to be filed with the SEC by RACA, which will include the proxy statement of RACA for the Business Combination, and such information and names of POINT’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by RACA, which will include the proxy statement of RACA for the Business Combination.

Forward Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between RACA and POINT, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of RACA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RACA and POINT. These statements are subject to a number of risks and uncertainties regarding RACA’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of RACA or POINT for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of RACA and POINT; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by RACA’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in RACA’s final prospectus relating to its initial public offering, dated July 7, 2020, and filed with the SEC on July 9, 2020, and other filings with the SEC. There may be additional risks that RACA presently does not know or that RACA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide RACA’s expectations, plans or forecasts of future events and views as of the date of this communication. RACA anticipates that subsequent events and developments will cause RACA’s assessments to change. However, while RACA may elect to update these forward-looking statements at some point in the future, RACA specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing RACA’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01          Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release, dated March 15, 2021.
99.2	Investor Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 15, 2021	THERAPEUTICS ACQUISITION CORP.

	By:	/s/ Matthew Hammond
	Name:	Matthew Hammond
	Title:	Chief Financial Officer